Exhibit 12.1

The TJX Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

  (Dollars in millions)

	— Fiscal Year Ended —
	2/2/2013	1/28/2012	1/29/2011	1/30/2010	1/31/2009

Income from continuing operations:	$1,906.7	$1,496.1	$1,339.5	$1,213.6	$914.9

Add Back:
Taxes	1,170.7	915.3	824.6	738.0	536.0
Interest expense	40.8	46.7	49.0	48.5	36.5
Interest portion of rent expense	328.0	304.1	288.8	269.3	281.0

A) Income before taxes and fixed charges	$3,446.2	$2,762.2	$2,501.9	$2,269.4	$1,768.4

Fixed charges

Capitalized Interest	$7.8	$2.6	$0.0	$0.8	$1.6
Interest expense	40.8	46.7	49.0	48.5	36.5
Interest portion of rent expense	328.0	304.1	288.8	269.3	281.0

B) Fixed charges	$376.6	$353.4	$337.8	$318.6	$319.1

Ratio of earnings to fixed charges (A/B)	9.15X	7.82X	7.41X	7.12X	5.54X